Sol Strategies Recovers Funds from FTX and Announces Increase in SOL Holdings and Staking Revenue

Toronto, Ontario-October 2, 2024-Sol Strategies Inc., (formerly, Cypherpunk Holdings Inc., "Sol Strategies" or the "Company") (CSE: HODL) (OTC Pink: CYFRF), a Canadian company focused on blockchain investments, today announced the recovery of approximately CAD $825,450 (US $611, 494) in the form of USDC from Lucy Labs Flagship Offshore Fund SPC ("Lucy Labs") due to the recovery by Lucy Labs of capital held at FTX Trading Ltd ("FTX") pursuant to FTX's bankruptcy proceedings. The recovery represents a premium of 122% on the Company's original US$500,000 investment, which the Company had written off in December 2022, after FTX filed for Chapter 11 bankruptcy protection.

In addition to the recovered claim, Sol Strategies has increased its Solana investment holdings since its previous public update detailing its investment portfolio and financial activities.

● Solana Holdings Increase: The Company has increased its SOL holdings to 100,763.0230 SOL ($20.8 million(1)), which are currently held in Coinbase custody, including SOL used for staking. The average acquisition price of this SOL is approximately US$142.43, excluding commission and staking costs. As of July 31, 2024, the Company's last financial update, Sol Strategies' held 86,294.0575 SOL ($21.6 million).

● Solana Staking Revenue: The Company has generated gross revenue of 1,430 SOL ($282,910) from staking, with a gross profit of $266,680, since commencing staking on June 14, 2024.

● Bitcoin: The Company currently holds 56.2406 bitcoin in Coinbase custody, valued at approximately $4.8 million(1).

● Cash: As of the date hereof, the Company has approximately $1,795,000 in cash.

● Other Investments: The Company holds private equity/venture capital investments with a book value of approximately $442,000.

(1) Based on closing prices and foreign exchange rates on September 30th, 2024.

Leah Wald, CEO of Sol Strategies, commented: "The recovery of the claim is a welcome addition to our available funds and underscores Sol Strategies' commitment to maintaining a solid financial foundation. Coupled with our increased SOL holdings, these recovered assets are expected to be allocated within the Solana ecosystem."

About Sol Strategies

Sol Strategies is a publicly traded company committed to the continued development of the blockchain and cryptocurrency ecosystem through its activities in the private equity and financial markets and its support for related technology innovation. Through its investments, the Company offers its shareholders exposure to Solana through its direct investing and staking activities. By staking "SOL", Solana's native token, and potential future investments in Solana-based projects and infrastructure, the Company seeks to benefit from the potential growth of Solana and its other investments to drive value for its shareholders, including those seeking to avoid the complexities of managing cryptocurrency assets directly. Sol Strategies' mission is to lead the Solana ecosystem by generating a strong revenue stream through staking rewards and investing in emerging, high-potential Solana-based projects and infrastructure. To learn more about taking a stake in Sol Strategies' future, please visit our website at www.solstrategies.io. A copy of this news release and all material documents in respect of the Company may be obtained under the Company's SEDAR+ profile at www.sedarplus.ca.

Cautionary Note Regarding Forward-Looking Information:

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains "forward-looking information" within the meaning of applicable securities laws. Generally, any statements that are not historical facts may contain forward-looking information and forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or indicates that certain actions, events or results "may", "could", "would", "might" or "will be" taken, "occur" or "be achieved".

Forward-looking statements in this news release include statements regarding the company's future investing plans and strategies, the growth of Solana, and the Company's investments. There is no assurance that the Company's plans or objectives will be implemented as set out herein, or at all. Forward-looking information is based on certain factors and assumptions the Company believes to be reasonable at the time such statements are made and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking information.

There can be no assurance that such forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.

Disclaimer:

Sol Strategies is an independent organization in the Solana ecosystem. Sol Strategies is not affiliated with, owned by, or under common control with Solana Foundation (the "Foundation"), and the Foundation has not entered into any association, partnership, joint venture, employee, or agency relationship with Sol Strategies.

None of the Foundation or its council members, officers, agents or make any representations or warranties, recommendations, endorsements or promises with the respect to the accuracy of any statements made, information provided, or action taken by Sol Strategies and expressly disclaim any and all liability arising from or related to any such statements, information or action.

Officer/Director Contact:

Doug Harris

Chief Financial Officer
doug@solstrategies.io
Tel: 416-480-2488

SOURCE: Sol Strategies Inc.

Media contact: solstrategies@mgroupsc.com